                                                                       EXHIBIT 1



CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless the context otherwise requires, references herein to "we", "us", "the company" or "STATS" are to ST Assembly Test Services Ltd, a company organized under the laws of the Republic of Singapore.

In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to U.S. dollars, references to "S$" are to Singapore dollars and references to "NT$" are to New Taiwan dollars. References to a particular "fiscal year" are to the Company's fiscal year ended December 31 of that year.

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.
Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated March 31, 2003. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. FINANCIAL STATEMENTS

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2003
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                FOR THE THREE MONTHS ENDED JUNE 30,
                                                                                -----------------------------------
                                                                                  2002                       2003
                                                                                --------                   --------
Net revenues                                                                    $ 51,259                   $ 87,602
Cost of revenues..............................................................   (60,031)                   (77,680)
                                                                                --------                   --------
Gross profit (loss)...........................................................    (8,772)                     9,922
                                                                                --------                   --------

Operating expenses:
  Selling, general and administrative.........................................     8,826                      8,273
  Research and development....................................................     4,530                      4,033
  Others, net.................................................................        19                        281
                                                                                --------                   --------
     Total operating expenses.................................................    13,375                     12,587
                                                                                --------                   --------

Operating loss................................................................   (22,147)                    (2,665)

Other income (expense):
  Interest expense, net.......................................................    (1,775)                    (1,911)
  Foreign currency exchange gain..............................................       423                        389
  Other non-operating income, net.............................................     1,771                      5,176
                                                                                --------                   --------
     Total other income.......................................................       419                      3,654
                                                                                --------                   --------

Income (loss) before income taxes.............................................   (21,728)                       989
Income tax benefit (expense)..................................................       441                     (1,273)
                                                                                --------                   --------
Net loss before minority interest.............................................   (21,287)                      (284)
Minority interest ............................................................      (278)                      (418)
                                                                                --------                   --------
Net loss   ...................................................................  $(21,565)                  $   (702)
                                                                                ========                   ========

Basic and diluted net loss per ordinary share.................................  $  (0.02)                  $  (0.00)
Basic and diluted net loss per ADS ...........................................     (0.22)                     (0.01)

Ordinary shares (in thousands) used in per ordinary share calculation:
-   basic and diluted.........................................................   991,536                    992,301
                                                                                ========                   ========

ADS (in thousands) used in per ADS calculation:
-   basic and diluted.........................................................    99,154                     99,230
                                                                                ========                   ========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
        UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS

                                                                                FOR THE THREE MONTHS ENDED JUNE 30,
                                                                                -----------------------------------
                                                                                  2002                       2003
                                                                                --------                    -------
Net loss......................................................................  $(21,565)                   $  (702)

Other comprehensive income (loss):
  Unrealized gain on available-for-sale
   marketable securities......................................................       160                      4,186
  Realized gain on available-for-sale
   marketable securities included in net loss.................................         -                     (4,854)
  Foreign currency translation adjustment.....................................     1,152                        113
                                                                                --------                    -------
Comprehensive loss............................................................  $(20,253)                   $(1,257)
                                                                                ========                    =======

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                FOR THE SIX MONTHS ENDED JUNE 30,
                                                                                ---------------------------------
                                                                                   2002                    2003
                                                                                ---------               ---------
Net revenues..................................................................  $  90,663               $ 163,133
Cost of revenues..............................................................   (113,259)               (149,695)
                                                                                ---------               ---------
Gross profit (loss)...........................................................    (22,596)                 13,438
                                                                                ---------               ---------

Operating expenses:
  Selling, general and administrative.........................................     17,850                  16,977
  Research and development....................................................      8,688                   8,525
  Others, net.................................................................        149                    (106)
                                                                                ---------               ---------
     Total operating expenses.................................................     26,687                  25,396
                                                                                ---------               ---------

Operating loss................................................................    (49,283)                (11,958)

Other income (expense):
  Interest expense, net.......................................................     (1,784)                 (3,577)
  Foreign currency exchange gain..............................................        622                     153
  Other non-operating income, net.............................................      2,232                   6,166
                                                                                ---------               ---------
     Total other income.......................................................      1,070                   2,742
                                                                                ---------               ---------

Loss before income taxes......................................................    (48,213)                 (9,216)
Income tax benefit (expense)..................................................        300                    (162)
                                                                                ---------               ---------
Net loss before minority interest.............................................    (47,913)                 (9,378)
Minority interest ...................                                                (205)                   (951)
                                                                                ---------               ---------
Net loss......................................................................  $ (48,118)              $ (10,329)
                                                                                =========               =========

Basic and diluted net loss per ordinary share ................................  $   (0.05)              $   (0.01)
Basic and diluted net loss per ADS............................................  $   (0.49)              $   (0.10)

Ordinary shares (in thousands) used in per ordinary share calculation:
-   basic and diluted.........................................................    991,000                 992,273
                                                                                =========               =========

ADS (in thousands) used in per ADS calculation:
-   basic and diluted.........................................................     99,100                  99,227
                                                                                =========               =========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
        UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS

                                                                                FOR THE SIX MONTHS ENDED JUNE 30,
                                                                                ---------------------------------
                                                                                  2002                    2003
                                                                                --------                --------
Net loss......................................................................  $(48,118)               $(10,329)

Other comprehensive income (loss):
  Unrealized gain on available-for-sale
   marketable securities......................................................       487                   4,500
  Realized (gain) loss on available-for-sale
   marketable securities included in net loss.................................         2                  (4,837)
  Foreign currency translation adjustment.....................................       760                     116
                                                                                --------                --------
Comprehensive loss............................................................  $(46,869)               $(10,550)
                                                                                ========                ========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2002 AND JUNE 30, 2003
                           IN THOUSANDS OF US DOLLARS

                                                        DECEMBER 31,     JUNE 30,
                                                            2002           2003
                                                        ------------    ---------
ASSETS
Current assets:
  Cash and cash equivalents ........................     $ 167,661      $ 179,493
  Marketable securities ............................        11,960          6,401
  Accounts receivable, net .........................        49,461         61,232
  Amounts due from ST and ST affiliates ............         3,727          4,967
  Other receivables ................................         8,913          1,991
  Inventories ......................................         9,744         13,056
  Prepaid expenses .................................        10,565         10,779
  Other current assets .............................         5,066          4,203
                                                         ---------      ---------
     Total current assets ..........................       267,097        282,122
Marketable securities ..............................        57,883         15,113
Property, plant and equipment, net .................       357,456        396,398
Prepaid expenses ...................................         4,351          3,376
Goodwill ...........................................         1,321          1,321
Other assets .......................................        33,860         40,607
                                                         ---------      ---------
     Total assets ..................................     $ 721,968      $ 738,937
                                                         =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable .................................     $  15,336      $  12,111
  Accrued operating expenses .......................        22,578         23,834
  Short term borrowings ............................         5,174         12,878
  Current obligations under capital leases .........         6,558         11,692
  Current installments of long-term debt ...........        16,414         10,678
  Amounts due to ST and ST affiliates ..............         1,858          2,592
  Income taxes payable .............................         1,263          3,673
  Other payables ...................................        32,065         48,801
                                                         ---------      ---------
     Total current liabilities .....................       101,246        126,259
Obligations under capital leases, excluding
 current portion....................................         5,520          2,928
Long-term debt, excluding current portion ..........        13,357         12,959
Convertible notes ..................................       205,013        208,296
Other non-current liabilities ......................         4,494          5,498
                                                         ---------      ---------
     Total liabilities .............................       329,630        355,940
Minority interests .................................        25,826         26,900
Shareholders' equity:
Share capital ......................................       160,295        160,336
Additional paid-in capital .........................       389,679        389,773
Accumulated other comprehensive loss ...............        (9,266)        (9,487)
Retained deficit ...................................      (174,196)      (184,525)
                                                         ---------      ---------
     Total shareholders' equity ....................       366,512        356,097
                                                         ---------      ---------
     Total Liabilities and Shareholders' Equity ....     $ 721,968      $ 738,937
                                                         =========      =========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS

                                                                                FOR THE SIX MONTHS ENDED JUNE 30,
                                                                                ----------------------------------
                                                                                   2002                   2003
                                                                                ---------               --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss ....................................................................   $ (48,118)              $(10,329)
Adjustments to reconcile net loss to net cash provided by
 (used in) operating activities:
  Depreciation and amortization .............................................      49,628                 59,010
  Amortization of leasing prepayments .......................................      10,343                  6,136
  (Gain) loss on sale of property, plant and equipment ......................         238                    (56)
  Accretion of discount on convertible notes ................................       1,825                  3,283
  Deferred income taxes .....................................................        (857)                (1,793)
  Exchange gain .............................................................        (331)                  (413)
  Minority interest in income in subsidiary .................................         205                    951
  Gain on sale or maturity of marketable securities .........................        (567)                (4,835)
Changes in operating working capital:
  Accounts receivable .......................................................     (11,954)               (11,745)
  Amounts due from ST and ST affiliates .....................................        (310)                  (748)
  Inventories ...............................................................      (2,111)                (3,312)
  Other receivables, prepaid expenses and other assets ......................      (1,251)                 1,086
  Accounts payable, accrued operating expenses and other payables ...........       1,396                    393
  Amounts due to ST and ST affiliates .......................................         230                    243
                                                                                ---------               --------
Net cash provided by (used in) operating activities .........................      (1,634)                37,871
                                                                                ---------               --------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities .....................       1,399                 64,714
Purchases of marketable securities ..........................................    (105,527)               (11,819)
Purchases of property, plant and equipment ..................................     (62,861)               (73,665)
Other, net ..................................................................           8                 (4,417)
                                                                                ---------               --------
Net cash used in investing activities  ......................................    (166,981)               (25,187)
                                                                                ---------               --------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt ................................................           -                   (144)
Repayment of long-term debt .................................................      (7,013)                (7,397)
Proceeds from issuance of convertible notes .................................     195,032                      -
Proceeds from bank borrowings ...............................................      11,867                  8,950
(Increase) decrease in restricted cash ......................................     (12,121)                 1,486
Grants received .............................................................       1,150                      -
Capital lease payments ......................................................      (7,726)                (4,263)
Proceeds from issuance of shares ............................................       1,778                     99
                                                                                ---------               --------
Net cash provided by (used in) financing activities                               182,967                 (1,269)
                                                                                ---------               --------

Net increase in cash and cash equivalents ...................................      14,352                 11,415
Effect of exchange rate changes on cash and cash equivalents ...............          526                    417
Cash and cash equivalents at beginning of the period ........................     115,214                167,661
                                                                                ---------               --------
Cash and cash equivalents at end of the period ..............................   $ 130,092               $179,493
                                                                                =========               ========
SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for:
  Interest ..................................................................   $     513               $  3,606
  Income taxes ..............................................................   $     804               $    343

See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.   BUSINESS AND ORGANIZATION

     ST Assembly Test Services Ltd is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. The Company, with its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, China and Taiwan offers full back-end turnkey solutions to customers worldwide. The Company also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages, to serve some of the world's technological leaders.

     The Company was incorporated in Singapore in October 1994. As of June 30, 2003, it was 71.77% owned by Singapore Technologies Pte Ltd and its affiliates.

     In August 2001, the Company acquired a 51% equity interest in Winstek Semiconductor Corporation ("Winstek"), a company incorporated in Taiwan, to enhance the Company's position in the Taiwanese market. Winstek's principal activity is the provision of semiconductor test services including wafer probe, final testing and drop shipment services.

     In October 2001, the Company established a wholly-owned subsidiary, FastRamp Test Servcies, Inc. ("FastRamp"), incorporated in the United States of America to deliver an extended range of high-end engineering and pre-production test services to customers in the Silicon Valley.

     The Company utilizes the U.S. dollar as its domestic functional currency, and considers the functional currency of its foreign subsidiaries to be the local currency. Where the functional currencies are other than the Company's U.S. dollar reporting currency, they are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from translation of foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders' equity.


2.   BASIS OF PRESENTATION

     The interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reflect normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.


3.   PRINCIPLES OF CONSOLIDATION

     The accompanying interim condensed consolidated financial statements include the consolidated financial statements of ST Assembly Test Services Ltd and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

4.   USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of the interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Actual results could differ from these estimates.


5.   SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the three-month periods ended June 30, 2002 and June 30, 2003, the five largest customers collectively accounted for approximately 64.7% and 67.0% of revenues, respectively. During the six-month periods ended June 30, 2002 and June 30, 2003, the five largest customers collectively accounted for approximately 67.1% and 67.4% of revenues, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies that constitute the Company's major customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.


6.   NET LOSS PER SHARE

     The Company excluded potentially dilutive securities for each period presented from its diluted net loss per share computation because either the exercise price of the securities exceeded the average fair value of the Company's common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities follows:

                                                                    FOR THE SIX MONTHS ENDED
                                                                    ------------------------
                                                                    JUNE 30,        JUNE 30,
                                                                      2002            2003
                                                                    --------        --------
         Convertible debt .............................              106,895         106,895
         Stock options ................................               53,172          52,468

7.   STOCK OPTION PLAN

     The Company measures stock-based employee compensation cost for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations. Had the Company determined compensation for the Share Option Plan under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                             FOR THE THREE MONTHS           FOR THE SIX MONTHS
                                                                ENDED JUNE 30,                 ENDED JUNE 30,
                                                           -----------------------       ------------------------
                                                             2002           2003           2002           2003
                                                           --------       -------        --------       --------
         Stock-based employee compensation cost:
         As reported (intrinsic method) ........           $   (197)      $   (15)       $     33       $     37
         Pro forma (fair value method) .........           $  1,237       $ 1,978        $  4,959       $  5,255

         Net loss:
         As reported............................           $(21,565)      $  (702)       $(48,118)      $(10,329)
         Pro forma..............................           $(22,999)      $(2,695)       $(53,044)      $(15,547)


         Basic and diluted net loss per ordinary share:
         As reported. ..........................           $  (0.02)      $ (0.00)       $  (0.05)      $  (0.01)
         Pro forma..............................           $  (0.02)      $ (0.00)       $  (0.05)      $  (0.02)

         Basic and diluted net loss per ADS:
         As reported............................           $  (0.22)      $ (0.01)       $  (0.49)      $  (0.10)
         Pro forma..............................           $  (0.23)      $ (0.03)       $  (0.54)      $  (0.16)


8.   INVENTORIES

     Inventories at December 31, 2002 and June 30, 2003 consist of (in thousands of US dollars):

                                                        DECEMBER 31,                JUNE 30,
                                                            2002                      2003
                                                        ------------                --------
         Raw materials............................         $6,135                   $ 8,750
         Factory supplies.........................          1,071                     1,133
         Work-in-progress.........................          2,271                     3,068
         Finished goods...........................            267                       105
                                                           ------                   -------
                                                           $9,744                   $13,056
                                                           ------                   -------

9.   CONTINGENCIES

     The Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or results of operations.


10.  RISKS AND UNCERTAINTIES

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the state of the semiconductor industry and the demand for end-use applications products such as communications equipment and personal computers, pricing pressures and declines in average selling prices, reliance on a small group of principal customers, decisions by customers to discontinue outsourcing of test and assembly services, changes in customer order patterns, rescheduling or canceling of customer orders, changes in product mix, capacity utilization, availability of financing, level of competition, continued success in technological innovations, delays in acquiring or installing new equipment, shortages in supply of key components, exchange rate fluctuations, litigation and fluctuations in quarterly operating results.


11.  RECENTLY ISSUED ACCOUNTING STANDARDS

     In November 2002, a consensus was reached on Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") 00-21 "Revenue Arrangements with Multiple Deliverables". The EITF addresses certain aspects of accounting by a vendor for arrangements relating to performance of multiple revenue-generating activities. EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting if the deliverables in the arrangement meet certain specified criteria, allocation of the arrangement consideration among the separate units of accounting based on their relative fair values, and separate revenue recognition for separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's financial condition and results of operations on the date of adoption.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE")--an interpretation of Accounting Research Bulletin No. 51, 'Consolidated Financial Statements'" ("FIN No. 46"). A VIE is an entity in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from investors. Among other things, FIN No. 46 requires the consolidation of the assets, liabilities and results of operations of VIEs by the primary beneficiary. FIN No. 46 also requires the disclosure of information concerning VIEs by entities that hold significant variable interest but may not be the primary beneficiary. FIN No. 46 applies immediately to VIEs created after January 31, 2003 and is effective for interim periods beginning after June 15, 2003 for interests in VIEs that were acquired before February 1, 2003. FIN No. 46 also requires the disclosure of the nature, purpose, size and activities of VIEs, as well as the maximum exposure to loss in connection with VIEs for any financial statements issued after January 31, 2003, if it is reasonably possible that an entity will consolidate or disclose information about a VIE. The adoption of FIN No. 46 did not have any impact on the Company's financial condition and results of operations.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". Among other things, SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and all of its provisions should be applied prospectively. The Company expects SFAS No. 149 will not have a material impact the Company's financial condition and results of operations.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 also revises the definition of a liability to encompass obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have any impact on the Company's financial condition and results of operations on the date of adoption.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULT OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                               THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                    JUNE 30,               JUNE 30,
                                                               ------------------       ----------------
                                                                2002       2003          2002      2003
                                                               ------      -----        ------     -----
                                                                    (AS A PERCENTAGE OF NET REVENUES)
Net revenues .............................................      100.0%     100.0%        100.0%    100.0%
Cost of revenues..........................................     (117.1)     (88.7)       (124.9)    (91.8)
                                                               ------      -----        ------     -----
Gross profit (loss).......................................      (17.1)      11.3         (24.9)      8.2
                                                               ------      -----        ------     -----

Operating expenses:
  Selling, general and administrative ....................       17.3        9.4          19.7      10.4
  Research and development................................        8.8        4.6           9.6       5.2
  Others, net.............................................          -        0.3           0.2      (0.1)
                                                               ------      -----        ------     -----
     Total operating expenses.............................       26.1       14.3          29.5      15.5
                                                               ------      -----        ------     -----

Operating loss ...........................................      (43.2)      (3.0)        (54.4)     (7.3)

Other income (expense):
  Interest expense, net...................................       (3.5)      (2.2)         (2.0)     (2.2)
  Foreign currency exchange gain .........................        0.8        0.4           0.7       0.1
  Other non-operating income, net.........................        3.5        5.9           2.5       3.8
                                                               ------      -----        ------     -----
     Total other income...................................        0.8        4.1           1.2       1.7
                                                               ------      -----        ------     -----

Income (loss) before income taxes.........................      (42.4)       1.1         (53.2)     (5.6)
Income tax benefit (expense)..............................        0.9       (1.4)          0.3      (0.1)
                                                               ------      -----        ------     -----
Net loss before minority interest.........................      (41.5)      (0.3)        (52.9)     (5.7)
Minority interest.........................................       (0.5)      (0.5)         (0.2)     (0.6)
                                                               ------      -----        ------     -----
Net loss..................................................      (42.0)      (0.8)        (53.1)     (6.3)
                                                               ------      -----        ------     -----


THREE MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2003

NET REVENUES. Net revenues increased 70.9% from $51.3 million in the three months ended June 30, 2002 to $87.6 million in the three months ended June 30, 2003. The increase in net revenues was due to an increase in unit shipments for both test and assembly businesses. Winstek contributed $7.9 million to net revenues in the current quarter compared to $4.1 million in the same quarter a year ago. FastRamp contributed $3.2 million to net revenues in the current quarter compared to $0.6 million in the same quarter a year ago. Net revenues from test services increased 89.8% from $25.6 million in the three months ended June 30, 2002 to $48.6 million in the three months ended June 30, 2003. Net revenues from assembly services increased 51.8% from $25.7 million in the three months ended June 30, 2002 to $39.0 million in the three months ended June 30, 2003.

COST OF REVENUES AND GROSS PROFIT (LOSS). Cost of revenues increased 29.4% from $60.0 million in the three months ended June 30, 2002 to $77.7 million in the three months ended June 30, 2003. Cost of revenues as a percentage of sales decreased from 117.1% in the three months ended June 30, 2002 to 88.7% in the three months ended June 30, 2003, resulting in a gross profit in the current quarter. Gross profit in the current quarter was $9.9 million, or a gross margin of 11.3%, as compared to gross loss of $8.8 million, or a gross margin of negative 17.1%, in the same quarter a year ago. This improvement was due principally to higher net revenues and better asset utilization in the current quarter.

Depreciation expense and cost of leasing testers (included in cost of revenues) was $29.2 million in the three months ended June 30, 2002, and $32.6 million in the three months ended June 30, 2003. This represented 56.9% of net revenues in the three months ended June 30, 2002 and 37.2% of net revenues in the three months ended June 30, 2003.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses was $8.8 million or 17.3% of net revenues in the three months ended June 30, 2002, and $8.3 million or 9.4% of net revenues in the three months ended June 30, 2003. The decrease was primarily due to on-going cost control efforts.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses decreased 11.0% from $4.5 million or 8.8% of net revenues, in the three months ended June 30, 2002, to $4.0 million, or 4.6% of net revenues, in the three months ended June 30, 2003. These expenses were for additional equipment, supplies and research and development personnel to further strengthen our testing and advanced packaging capabilities. The decrease was primarily due to on-going cost control efforts.

INTEREST EXPENSE, NET. Net interest expense increased from $1.8 million in the three months ended June 30, 2002 to $1.9 million in the three months ended June 30, 2003. Net interest expense of $1.8 million in the three months ended June 30, 2002 consisted of interest income of $1.4 million and interest expense of $3.2 million. Net interest expense of $1.9 million in the three months ended June 30, 2003 consisted of interest income of $1.4 million and interest expense of $3.3 million. Interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. Interest expense was primarily due to our fixed-interest convertible notes issued in March 2002.

FOREIGN CURRENCY EXCHANGE GAIN. We recognized exchange gains of $0.4 million for both quarters, due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar, the Japanese yen and the New Taiwan dollar.

OTHER NON-OPERATING INCOME. Other non-operating income increased from $1.8 million in the three months ended June 30, 2002 to $5.2 million in the three months ended June 30, 2003. The increase was primarily due to gains of $4.9 million arising from the sale of marketable debt securities in the current quarter. Other non-operating income also included government grants for research and development activities.

INCOME TAX BENEFIT (EXPENSE). Income tax benefit was $0.4 million and income tax expense was $1.3 million in the three months ended June 30, 2002 and June 30, 2003, respectively. Income tax expense in both periods was primarily due to Singapore tax on interest income generated from investment of excess cash in fixed-term time deposits and marketable debt securities and Taiwan tax on profits generated by Winstek. In the current quarter, income tax expense included a tax provision of $1.0 million on gains realized from the sale of marketable debt securities. Income tax expense was net of a deferred income tax benefit of $0.9 million in the three months ended June 30, 2002 and $0.3 million in the three months ended June 30, 2003. The deferred income tax benefit resulted primarily from tax losses, unutilized capital allowances carried forward and temporary differences arising from property, plant and equipment.

The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period from our pioneer trade (test and assembly services including wafer probe) is exempt from Singapore income tax, subject to compliance with certain conditions. The pioneer status exemption does not apply to interest income earned and such interest income is subject to tax at the applicable corporate income tax rate.

SIX MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2003

NET REVENUES. Net revenues increased 79.9% from $90.7 million in the six months ended June 30, 2002 to $163.1 million in the six months ended June 30, 2003. The increase in net revenues was due to an increase in unit shipments in both test and assembly. Winstek, contributed $13.8 million to net revenues in the six months ended June 30, 2003 compared to $6.2 million in the six months ended June 30, 2002. FastRamp contributed $6.1 million to net revenues in the six months ended June 30, 2003 compared to $0.7 million in the six months ended June 30, 2002. Net revenues from test services increased 101.9% from $43.1 million in the six months ended June 30, 2002 to $87.0 million in the six months ended June 30, 2003. Net revenues from assembly services increased 59.9% from $47.6 million in the six months ended June 30, 2002 to $76.1 million in the six months ended June 30, 2003.

COST OF REVENUES AND GROSS PROFIT (LOSS). Cost of revenues increased by 32.1% from $113.3 million in the six months ended June 30, 2002 to $149.7 million in the six months ended June 30, 2003. Cost of revenues as a percentage of sales decreased from 124.9% in the six months ended June 30, 2002 to 91.8% in the six months ended June 30, 2003, resulting in a gross profit in the current six-month period. Gross profit in the current six-month period was $13.4 million, or a gross margin of 8.2%, as compared to gross loss of $22.6 million, or a gross margin of negative 24.9%, in the same six-month period a year ago. This improvement was due principally to better utilization rates and higher net revenues.

Depreciation expense and cost of leasing testers (included in cost of revenues) was $55.9 million, or 61.6% of net revenues in the six months ended June 30, 2002 and $63.7 million, or 39.0% of net revenues in the six months ended June 30, 2003.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased 4.9% from $17.9 million in the six months ended June 30, 2002 to $17.0 million in the six months ended June 30, 2003. The decrease was primarily due to on-going cost control efforts.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses decreased 1.9% from $8.7 million, or 9.6% of net revenues, in the six months ended June 30, 2002, to $8.5 million, or 5.2% of net revenues, in the six months ended June 30, 2003. These expenses were for additional equipment, supplies and research and development personnel to further strengthen our testing and advanced packaging capabilities.

INTEREST EXPENSE, NET. Net interest expense was $1.8 million in the six months ended June 30, 2002 compared to net interest expense of $3.6 million in the six months ended June 30, 2003. Net interest expense consisted of interest income of $2.2 million and interest expense of $4.0 million in the six months ended June 30, 2002 and interest income of $3.0 million and interest expense of $6.6 million in the six months ended June 30, 2003. Interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The higher interest income in the current six-month period was due primarily to investment in higher-yield marketable debt securities. The higher interest expense in the current six-month period was primarily due to our convertible notes issued in March 2002.

FOREIGN CURRENCY EXCHANGE GAIN. We recognized exchange gains of $0.6 million in the six months ended June 30, 2002 and $0.2 million in the six months ended June 30, 2003 due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and the Japanese yen.

OTHER NON-OPERATING INCOME. Other non-operating income increased from $2.2 million in the six months ended June 30, 2002 to $6.2 million in the six months ended June 30, 2003. The increase was primarily due to gains of $4.8 million arising from the sale of marketable debt securities in the current six-month period. Other non-operating income also included government grants for research and development activities.

INCOME TAX BENEFIT (EXPENSE). Income tax benefit was $0.3 million and income tax expense was $0.2 million in the six months ended June 30, 2002 and June 30, 2003, respectively. Income tax expense in both periods were primarily due to Singapore tax on interest income generated from investment of excess cash in fixed-term time deposits and marketable debt securities and Taiwan tax on profits generated by Winstek. In the current six-month period, income tax expense included a tax provision of $1.0 million on gains realized from the sale of marketable debt securities. Income tax expense was net of a deferred income tax benefit of $0.9 million in the six months ended June 30, 2002 and $1.8 million in the six months ended June 30, 2003. The deferred income tax benefit resulted primarily from tax losses, unutilized capital allowances carried forward and temporary differences arising from property, plant and equipment.

The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period, from our pioneer trade (test and assembly services including wafer probe) is exempt from Singapore income tax, subject to compliance with certain conditions. The pioneer status exemption does not apply to interest income earned and such interest income is subject to tax at the applicable corporate income tax rate.


LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2003, our principal sources of liquidity included $179.5 million in cash and cash equivalents and $21.5 million in marketable securities. In addition, we have $20.0 million of banking and credit facilities consisting of short-term advances and bank guarantees of which we had utilized $0.9 million in the form of bank guarantees as of June 30, 2003. Interest on any future borrowings under the unutilized facilities will be charged at the bank's prevailing rate. In January 2002, we established a S$500 million Multicurrency Medium Term Note Program ("MTN Program"). Under the MTN Program, we may, from time to time, issue notes in series or tranches in Singapore dollars or any other currencies as may be agreed upon between us and the dealers of the MTN Program. As of June 30, 2003, our subsidiary, Winstek, has NT$1,689.0 million (or approximately $48.8 million) of unutilized working capital facilities from various banks and financial institutions.

We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements and debt service obligations for 2003. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a prolonged downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing. We consider opportunities to obtain additional debt or equity financing from time to time depending on prevailing market conditions. We may not be able to obtain financing on terms that are favorable to us or at all.

As of June 30, 2003, we had borrowings totaling $259.4 million, comprising primarily $208.3 million due to our convertible note holders, $7.4 million outstanding on a loan from EDB, a related party, obligations under capital leases amounting to $14.6 million and bank borrowings of $29.1 million by Winstek.

In March, 2002, the Company issued $200 million of senior unsecured and unsubordinated convertible notes due March 18, 2007. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company's ordinary shares or, subject to certain limitations, American Depositary Shares (ADSs), each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if the Company's shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.91% per year to the redemption date.

The long-term loan agreement, entered into with EDB on June 5, 1998, will be fully repaid in September 2003. The capital leases and bank borrowings were taken up to finance the purchase of new testers and for working capital requirements.

Net cash provided by operating activities totaled $37.9 million for the six months ended June 30, 2003, compared to net cash used in operating activities of $1.6 million for the six months ended June 30, 2002. Net cash provided by operating activities of $37.9 million for the six months ended June 30, 2003 was primarily due to net loss adjusted for depreciation and amortization, partially offset by negative working capital changes arising principally from an increase in accounts receivable as a result of higher net revenues. The net cash used in operating activities of $1.6 million for the six months ended June 30, 2002 was primarily due to negative working capital changes arising from an increase in accounts receivable as a result of higher revenues.

Net cash used in investing activities totaled $25.2 million for the six months ended June 30, 2003 and $167.0 million for the six months ended June 30, 2002. The net cash used in investing activities of $25.2 million for the six months ended June 30, 2003 consisted primarily of capital expenditures of $73.7 million, purchases of marketable securities of $11.8 million. This was reduced by receipts of $64.7 million from the sale or maturity of marketable debt securities and $5.0 million from an advance to a vendor to secure supplies. The net cash used in investing activities of $167.0 million for the six months ended June 30, 2002 consisted of capital expenditures of $62.9 million and purchases of marketable debt securities of $105.5 million. The net investment was reduced by receipts of $1.4 million from the maturity and sale of marketable debt securities.

Capital expenditures were mainly for the purchase of machinery and equipment in connection with the expansion of our packaging and test operations. Year-to-date capital expenditures amounted to $98.9 million. Our budget for capital expenditures for the year 2003 is approximately $150 to $180 million, compared to actual expenditures of $134.7 million in 2002. From time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future businesses. Some of these acquisitions or investments could be material.

On July 3, 2003, the Company announced that it is opening a 25,000 square feet manufacturing facility in Shanghai, China. The wholly-owned subsidiary, STATS Shanghai Ltd, is located in Zhangjiang High Tech Park, Pudong, and has been awarded its business licence on June 24, 2003. STATS Shanghai Ltd will offer full turnkey assembly and test services and will be fully equipped with a range of mixed-signal and high-end digital test platforms. Initial cash investment over the next 2 years is estimated at $10 million.

Net cash used in financing activities was $1.3 million for the six months ended June 30, 2003, compared to net cash provided by financing activities of $183.0 million for the six months ended June 30, 2002. Cash used in financing activities of $1.3 million for the six months ended June 30, 2003 consisted of repayment of an installment due on the long-term EDB loan of $7.4 million, payment for capital leases of $4.3 million and repayment of short-term bank borrowings of $0.1 million. These were reduced by proceeds from bank borrowings of $9.0 million and a decrease in cash pledged against borrowings of $1.5 million. Cash provided by financing activities of $183.0 million for the six months ended June 30, 2002 consisted of net proceeds from the issuance of convertible notes in March 2002 of $195.0 million, long-term bank borrowings of $11.9 million, receipt of government grants of $1.2 million and proceeds from the issuance of shares of $1.8 million. This was reduced by the repayment of an installment due on the long-term EDB loan of $7.0 million, cash pledged against borrowings of $12.1 million and rental payments for capital leases of $7.7 million.

FOREIGN CURRENCY EXCHANGE EXPOSURE

We experience foreign currency exchange gains and losses arising from transactions in currencies, principally the Singapore dollar, the Japanese yen and the New Taiwan dollar, other than our functional currency, the U.S. dollar, which we use for the majority of our operations.

We have adopted a foreign currency hedging policy and may utilize foreign currency swaps, foreign currency contracts and options. The goal of the hedging policy is to mitigate the financial risks associated with fluctuations in foreign currency exchange rates and interest rates. However, we cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations. As of June 30, 2003, we had no foreign currency forward contracts outstanding or any other derivative instruments.